

September 15, 2023

Shou Donghua
Chief Financial Officer
China Petroleum & Chemical Corporation
22 Chaoyangmen North Street
Chaoyang District, Beijing, 100728
The People's Republic of China

  Re: China Petroleum & Chemical Corporation
    Form 20-F for Fiscal Year Ended December 31, 2022
    Response dated September 1, 2023
    File No. 001-15138

Dear Shou Donghua:

  We have reviewed your September 1, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 4, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 99

1. We note your response to comment 1 and the disclosure related to your subsidiaries in Note 39 to your consolidated financial statements. Please note that Item 16I(b) of Form 20-F states: "Also, any such identified foreign issuer that uses a variable-interest entity *or any similar structure* [emphasis added] that results in additional foreign entities being consolidated in the financial statements of the registrant is required to provide the below disclosures for itself and its consolidated foreign operating entity or entities." Additionally, page 15 of our Release No. 34-93701, "Holding Foreign Companies Accountable Act Disclosure," clarifies that a registrant should "look through a VIE *or any structure* [emphasis added] that results in additional foreign entities being consolidated in the financial statements of the registrant and provide the required disclosures about any

consolidated operating company or companies in the relevant jurisdiction." As previously requested, please revise to provide the information required by Items 16I(b)(2) through (b)(5) for all of your consolidated foreign operating entities.

2. We note your response to comment 2 identifying four directors as CCP officials. Please revise your annual report consistent with your response. Please also provide us with your analysis with respect to each of your other five directors, including whether or not such directors have any involvement in CCP matters, including your consideration of current and prior CCP memberships or affiliations with the CCP. For example only, we note that Liu Hongbin has served on multiple CPC Committees, and that Cai Hongbin served as a member of the National People's Congress. Finally, please also identify any directors of your subsidiaries who are officials of the Chinese Communist Party.

3. We note your response to comment 3. Please also explain the scope of your review as applied to the boards of your consolidated foreign operating entities.

    Please contact Tyler Howes at 202-551-3370 or Christopher Dunham at 202-551-3783 with any questions.

                         Sincerely,

                         Division of Corporation Finance
                         Disclosure Review Program